 Exhibit 99.1

News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Highlights Commercial Terms of the Ambler Agreement

(All amounts are in US dollars)
October 26, 2011 - Vancouver, British Columbia – NovaGold Resources Inc. (“NovaGold”) (NYSE-AMEX, TSX: NG) is pleased to highlight commercial terms of the earlier announced Exploration Agreement (the “Agreement”) with NANA Regional Corporation, Inc. (“NANA”), its Alaska Native partner. Under the Agreement, NovaGold and NANA consolidated their respective holdings in the Ambler mining district of Northwest Alaska, as described in the press release dated October 20, 2011. Among other things, under the terms of the Agreement:

  Upon a one-time payment of $4 million, NovaGold has the exclusive right to explore and develop the combined Ambler district which, as a result of the Agreement, will total approximately 180,000 hectares.
  NovaGold will have a 100% interest in any mining project subject to NANA’s right, exercisable at the time of any construction decision, to purchase between 16% and 25% of any project on the combined property. Alternatively, NANA can elect to retain a 15% Net Proceeds Royalty (“NPR”) with respect to the project.
  Should NANA elect to purchase a specified percent interest in the project, it would pay to NovaGold a consideration equal to the specified percentage of the joint venture which NANA elects to acquire multiplied by the difference between all costs incurred by NovaGold in connection with the mining project less, with respect to the first of any such joint ventures, $40 million. The $40 million amount is a one-time deduction for the construction of the first mining operation on the combined property. The consideration will be payable to NovaGold in cash at the time that the parties enter into a joint venture agreement on the specified project. Following the formation of the joint venture, each party would be responsible for its pro-rata share of subsequent funding.
  Should NANA elect to hold a 15% NPR, such royalty would be calculated in accordance with the agreed-upon provisions as to allowable costs deducted from the project’s proceeds.
  The above rights to participate would apply to each and every mining operation constructed on the consolidated land holding.
  In addition, NANA is entitled to receive a Net Smelter Returns royalty ranging between 1% and 2.5% from production originating from the combined property with the exact percentage depending on the specific area where the future production originates.
  NANA would also receive annual payments in relation to properties permanently used for access or operations.

“This is a win-win deal for both parties,” said Rick Van Nieuwenhuyse, NovaGold’s President and CEO. “NovaGold secures 100% interest in any project located in one of the largest and most prospective poly-metallic projects in the world. NANA has an option for participation in the future financial success of any joint venture and access to NovaGold’s proven exploration expertise and track record of major economic discoveries without any exposure of risk capital. At the time of a secular bull market in all commodities, both parties are now stakeholders in a significant copper-lead-zinc-silver-gold project located in one of the safest geo-political jurisdictions in the world.”

NovaGold Resources Inc.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Neil MacRae
Director, Investor Relations
neil.macrae@novagold.net

604-669-6227 or 1-866-669-6227

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Cautionary Note Regarding Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of applicable securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with NANA for the continued exploration and development of the Ambler, Bornite and ANCSA lands; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in the capital and operating costs estimated in the preliminary economic assessment; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Resources Inc.